UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                        Commission File No. 1-10760


Check One): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K    |X|  Form 10-Q
|_|  Form N-SAR

For Period Ended: March 31, 2002
|_|  Transition Report on Form 10-K       |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F       |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
     For the Transition Period Ended: _______________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         ---------------------------------------------------------

                                   PART I
                           REGISTRANT INFORMATION

                        Mutual Risk Management Ltd.
         ---------------------------------------------------------
                          Full Name of Registrant

                                    N/A
         ---------------------------------------------------------
                         Former Name if Applicable

                              44 Church Street
         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                           Hamilton HM 12 Bermuda
         ---------------------------------------------------------
                          City, State and Zip Code

                                  PART II
                          RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 |X|     (a)   The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable effort or expense;
         (b)   The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On March 28, 2002, the Pennsylvania Insurance Commissioner entered a rehabilitation order with respect to Mutual Risk Management Ltd.'s ("the Company") insurance subsidiaries domiciled in Pennsylvania, Legion Insurance Company ("Legion Insurance") and Villanova Insurance Company ("Villanova"). In addition, on April 3, 2002, the Illinois Insurance Commissioner entered a conservation order with respect to Legion Indemnity Company ("Legion Indemnity" and, collectively with Legion Insurance and Villanova, the "Legion Companies"), the Company's insurance subsidiary domiciled in Illinois. The Company is still assessing the ramifications to the Company of these orders and their impact throughout the (i) Management's Discussion and Analysis of Financial Condition and Results of Operations; (ii) Financial Statements and Supplementary Data; and (iii) the Financial Statement Schedules in the Company's Annual Report on Form 10-K. Until this analysis is complete, the Company will not be able to complete its Form 10-Q.

         In addition, the Company's staff has decreased and many of the individuals responsible for financial reporting have also been working on negotiations with the senior lenders to restructure the Company's debt obligations, which has contributed to the delay in finalizing first quarter results. The Company announced on May 3, 2002 that it has reached an agreement in principle to restructure its senior debt. The proposed restructuring would be effected through a Scheme of Arrangement under Bermuda Law, however, the agreement in principle is not binding on the senior debt holders or the Company and remains subject to final negotiation, regulatory approval and the approval of other creditors. The Company and its staff continue to work on finalizing and, eventually, implementing the proposed restructuring.

         The Company has also been working on potential asset sales, which has contributed to the delay in finalizing first quarter results. The Company is in the process of negotiating the sales of Captive Resources, Inc. and Mutual Trust Management Ltd, which companies are not expected to form part of the Company's ongoing operations. The various options available in relation to CRS Services and the IPC Companies continue to be evaluated by the Company.



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

         Finally, the Company is still trying to determine the proper accounting treating for the Legion Companies because the rehabilitation of Legion Insurance and Villanova and the conservation of Legion Indemnity commenced so near the end of the first quarter. The value of the Company's investment in the Legion Companies is dependent on the outcome of the rehabilitation and conservation proceedings.


                                  PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Richard E. O'Brien                 215                  963-1938
 -----------------------------      -----------        ------------------
          (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No.

The Amendment to the Annual Report on Form 10-K for the year ended December 31, 2001 has not yet been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Based on the ongoing developments described in Part III, the Company has been assessing its ability to continue as a going concern and the effect of these developments on (i) its financial statements; and (ii) its strategies going forward. Until this assessment is complete and the Company files its 10-K/A, it is unable to complete its Form 10-Q.

         The Company's financial results for the first quarter of 2002 will be significantly lower than the corresponding period of 2001. In addition, the results of the Legion Companies may not be consolidated with the Company's financial results or, if they are, then additional provisions will have to be made because the Legion Companies are in rehabilitation and conservation.

                        Mutual Risk Management Ltd.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2002

                                     By:
                                        /s/ Angus H. Ayliffe
                                        -------------------------------------
                                        Angus H. Ayliffe, Chief Financial
                                        Officer and Controller


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